Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

D55708-P59126

SOL-GEL TECHNOLOGIES LTD.

Proxy for Annual General Meeting of Shareholders
on July 8, 2021
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Seri-Levy and Gilad Mamlok, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at 4:00 PM (Israel time) on July 8, 2021 at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 7, 2021. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 7, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D55707-P59126	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SOL-GEL TECHNOLOGIES LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.		For	Against	Abstain
1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2021 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020.	☐	☐	☐	3.	To approve the annual cash bonus plan for 2021 for Dr. Alon Seri-Levy, the Company's chief executive officer; and		For ☐	Against ☐	Abstain ☐
								Yes	No
2.
To approve the re-election of Mr. Moshe Arkin and Mr. Itai Arkin as Class III directors to the Board of Directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2024.
						3a.	Are you a controlling shareholder (as defined in the Israeli Companies Law) or do you have a personal interest in approval of proposal 3 above? Response required for vote to be counted	☐	☐
	Nominees:	For	Against	Abstain				For	Against	Abstain
	2a. Mr. Moshe Arkin 2b. Mr. Itai Arkin	☐ ☐	☐ ☐	☐ ☐		4.	To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to ten (10).	☐	☐	☐

Please indicate if you plan to attend this meeting.		☐ Yes	☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date					Signature [PLEASE SIGN WITHIN BOX]	Date